UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Patriot Coal Corporation
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
70336T 10 4
(CUSIP Number)
John A. Tisdale, Esq.
General Counsel
ArcLight Capital Holdings, LLC
200 Clarendon Street, 55th Floor
Boston, MA 02117
Telephone: (617) 531-6300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 11, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	70336T 10 4

1	NAMES OF REPORTING PERSONS 2006 Co-Investment Portfolio, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		193,376

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		193,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	193,376

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	70336T 10 4

1	NAMES OF REPORTING PERSONS StepStone Capital Partners II Onshore, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		98,066

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		98,066

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	98,066

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	70336T 10 4

1	NAMES OF REPORTING PERSONS StepStone Capital Partners II Cayman Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		122,873

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		122,873

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	122,873

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	70336T 10 4

1	NAMES OF REPORTING PERSONS StepStone Co-Investment Funds GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		414,315

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		414,315

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	414,315

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN; OO (Investment Manager)

CUSIP No.	70336T 10 4

1	NAMES OF REPORTING PERSONS StepStone Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		414,315

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		414,315

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	414,315

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN; IA

Item 2. Identity and Background
This Amendment No. 11 relates to shares of Common Stock of Patriot Coal Corporation (the “Issuer”). This Amendment to the Schedule 13D filed on August 1, 2008 (File No. 005-83427), as amended on August 18, 2008, January 21, 2009, February 11, 2010, March 8, 2010, March 12, 2010, March 18, 2010, June 17, 2010, December 21, 2010 and January 10, 2011 (the “Schedule 13D”) is being filed by the following persons to amend and supplement the Items set forth below: 2006 Co-Investment Portfolio, L.P. (“StepStone Investment”), StepStone Capital Partners II Onshore, L.P. (“StepStone Onshore”), StepStone Capital Partners II Cayman Holdings, L.P. (“StepStone Cayman”, and together with StepStone Investment and StepStone Onshore, the “StepStone Funds”), StepStone Co-Investment Funds GP, LLC (“StepStone Co-Investment”) and StepStone Group LLC (together with the StepStone Funds and StepStone Co-Investment, the “StepStone Entities”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Reporting Persons’ Schedule 13D, as amended.
The principal address of each of the StepStone Entities is 505 5th Avenue, 17th Floor, New York, New York 10017. Set forth in Annex A attached hereto and incorporated herein by reference is a listing of the directors, executive officers and managers of StepStone Group LLC and each controlling person thereof (collectively, the “StepStone Covered Persons”), and the business address and present principal occupation or employment and citizenship of each of the StepStone Covered Persons.
Item 5. Interest in Securities of the Issuer
(a), (b) StepStone Co-Investment, as general partner of each of the StepStone Funds, and StepStone Group LLC, as general partner of StepStone Co-Investment and as investment advisor to each of the StepStone Funds, may be deemed to beneficially own the Common Shares held by each StepStone Fund.
2006 Co-Investment Portfolio, L.P. has the shared power to vote, direct the voting of, dispose of and direct the disposition of 193,376 Common Shares, representing approximately 0.2% of the outstanding Common Shares.
StepStone Onshore has the shared power to vote, direct the voting of, dispose of and direct the disposition of 98,066 Common Shares, representing approximately 0.1% of the outstanding Common Shares.
StepStone Cayman has the shared power to vote, direct the voting of, dispose of and direct the disposition of 122,873 Common Shares, representing approximately 0.1% of the outstanding Common Shares.
StepStone Co-Investment and StepStone Group LLC each have the shared power to vote, direct the voting of, dispose of and direct the disposition of 414,315 Common Shares, representing approximately 0.5% of the outstanding Common Shares.
Percentage of beneficial ownership as reported herein is based on 90,994,399 Common Shares outstanding as of October 29, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q filed November 5, 2010.
(c) Annex B attached hereto sets forth a summary of the transactions in the Common Shares effected by the StepStone Entities within the past 60 days.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 18, 2011

2006 CO-INVESTMENT PORTFOLIO, L.P.
By: STEPSTONE CO-INVESTMENT FUNDS GP, LLC, its general partner
By:	/s/ Jose Fernandez
Name:	Jose Fernandez
Title:	Managing Director

STEPSTONE CAPITAL PARTNERS II ONSHORE, L.P.
By: STEPSTONE CO-INVESTMENT FUNDS GP, LLC, its general partner
By:	/s/ Jose Fernandez
Name:	Jose Fernandez
Title:	Managing Director

STEPSTONE CAPITAL PARTNERS II CAYMAN HOLDINGS, L.P.
By: STEPSTONE CO-INVESTMENT FUNDS GP, LLC, its general partner
By:	/s/ Jose Fernandez
Name:	Jose Fernandez
Title:	Managing Director

STEPSTONE CO-INVESTMENT FUNDS GP, LLC
By:	/s/ Jose Fernandez
Name:	Jose Fernandez
Title:	Managing Director

STEPSTONE GROUP LLC
By:	/s/ Jose Fernandez
Name:	Jose Fernandez
Title:	Managing Director

ANNEX A
MANAGERS AND EXECUTIVE OFFICERS OF
STEPSTONE CO-INVESTMENT FUNDS GP, LLC
The following sets forth the name, principal occupation and citizenship of each of the managers and executive officers of StepStone Co-Investment Funds GP, LLC.

			Principal Place
Name	Principal Occupation or Employment	Citizenship	of Business
Monte Brem	Chief Executive Officer	United States	(1)
Tom Keck	Chief Investment Officer	United States	(2)
Jose Fernandez	Managing Director	United States	(2)
Jay Rose	Managing Director	United States	(2)
Jim Gamett	Managing Director	United States	(2)
Darren Friedman	Managing Director	United States	(3)
Blair Jacobson	Managing Director	United States	(4)
Johnny Randel	Chief Financial Officer, Chief Operating Officer	United States	(2)
Jason Ment	General Counsel, Chief Compliance Officer	United States	(3)
Karen Posner	Controller	United States	(3)
Monica McGuire	Compliance Officer	United States	(3)
Rebecca Ajavananda	Director, Investor Relations	United States	(3)
Phil Neidoff	Director, Business Development and Client	United States	(3)
	Relations

(1)	Beijing Kerry Centre, North Tower, 20th Floor, Suite F, 1 Guang Hua Road, Chao Yang District, Beijing, China 100020.

(2)	4350 La Jolla Village Drive, Suite 800, San Diego, CA 92122.

(3)	505 5th Avenue, 17th Floor, New York, NY 10017.

(4)	c/o Citibank International plc, 33 Cavendish Square, 8th Floor, London W1A 2SY, United Kingdom.
MANAGERS AND EXECUTIVE OFFICERS OF
STEPSTONE GROUP LLC
The following sets forth the name, principal occupation and citizenship of each of the managers and executive officers of StepStone Group LLC.

			Principal Place
Name	Principal Occupation or Employment	Citizenship	of Business
Monte Brem	Chief Executive Officer	United States	(1)
Tom Keck	Chief Investment Officer	United States	(2)
Jose Fernandez	Managing Director	United States	(2)
Jay Rose	Managing Director	United States	(2)
Jim Gamett	Managing Director	United States	(2)
Johnny Randel	Chief Financial Officer, Chief Operating Officer	United States	(2)
Jason Ment	General Counsel, Chief Compliance Officer	United States	(3)

(1)	Beijing Kerry Centre, North Tower, 20th Floor, Suite F, 1 Guang Hua Road, Chao Yang District, Beijing, China 100020.

(2)	4350 La Jolla Village Drive, Suite 800, San Diego, CA 92122.

(3)	505 5th Avenue, 17th Floor, New York, NY 10017.

ANNEX B
Set forth below is a list of open market transactions in shares of the Issuer’s Common Stock which have been effected by the StepStone Entities in the past 60 days.

Trade Date	Entity	Purchase or Sale	Quantity	Price
1/5/11	StepStone Investment	Sale	121,351	$21.0435
1/5/11	StepStone Onshore	Sale	61,541	$21.0435
1/5/11	StepStone Cayman	Sale	77,108	$21.0435
1/11/11	StepStone Investment	Sale	116,684	$25.0413
1/11/11	StepStone Onshore	Sale	59,173	$25.0413
1/11/11	StepStone Cayman	Sale	74,143	$25.0413
1/13/11	StepStone Investment	Sale	60,208	$27.2135
1/13/11	StepStone Onshore	Sale	30,534	$27.2135
1/13/11	StepStone Cayman	Sale	38,258	$27.2135